FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 8, 2013

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Price AGRO3
R$ 9.99 (11.07.13)

Investor
Relations

Julio Toledo Piza
CEO & IRO

Ana Paula Ribeiro
Investor Relations

Contacts
+ 55 (11) 3035 5374
ri@brasil-agro.com

Website
www.brasil-agro.com

Conference Call
Portuguese
November 08, 2013
12:00 p.m. (NY) | 3:00 p.m. (Brasília)
Dial in: +55 (11) 3127 4971
Conference ID: BrasilAgro

English
November 08, 2013
11:00 a.m. (NY) | 2:00 p.m. (Brasília)
Dial in: + 1 (412) 317 6776
Conference ID: BrasilAgro

Earnings Release
Quarter ended
September 30, 2013

São Paulo, November 7, 2013 – BrasilAgro (BM&FBOVESPA: AGRO3) (NYSE: LND), a leader in acquiring and developing rural properties that offer high potential for price appreciation in Brazil, announces its consolidated results for the quarter ended September 30, 2013. The consolidated quarterly information is prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

     Net Revenue of R$39.2 million in 1Q14.

     On October 29, the Company’s Shareholders’ Meeting approved the payment of dividends of R$0.10 per share.

     Estimated area developing of approximately 12,000 hectares during the year.

1Q14 Release	1

Message from Management

We began activities for the 2013/2014 harvest year with soybean plantation, sale of part of the 2012/2013 grain production and sugarcane supply, totaling net revenue of R$39.2 million.

Up to the publication of this release, the estimated planted area for the 2013/2014 harvest year is
66,123 hectares. The Company continues developing new areas and seeking other opportunities to offset, this year, the 12,078 arable hectares sold in the previous year.

The environmental licenses obtained in the previous fiscal year will contribute to maintain the development area pace. We expect to develop an area of approximately 12,000 hectares this year.

*estimated as of 11/07/2013.

On October 29, the Company’s Shareholders’ Meeting approved the payment of dividends totaling
R$5.9 million or R$0.10 per share, which corresponds to 75% of the available funds, higher than the minimum mandatory percentage of 25%, proving our commitment to adopt the best corporate governance practices. The remaining balance was allocated to the share buyback program approved by the Board of Directors in September.

We began the year confident in our strategy and capacity to deliver healthy results and find innovative and efficient solutions to continue with BrasilAgro’s consistent growth, adding value to shareholders.

1Q14 Release	2

Property Portfolio

On September 30, 2013, the Company’s property portfolio consisted of 160,815 hectares across five Brazilian states, as shown in the table below:

Properties	Location	Acquisition Date	Project	Total Area	Arable Area
				ha	ha
Cremaq Farm	Baixa Grande do Ribeiro/PI	Oct / 06	Grains	27.807	18.622
Jatobá Farm	Barreiras/BA	Mar / 07	Grains and cotton	31.606	24.254
Alto Taquari Farm	Alto Taquari/MT	Aug / 07	Sugarcane	5.186	3.666
Araucária Farm	Mineiros/GO	Apr / 07	Sugarcane	9.288	6.895
Chaparral Farm	Correntina/BA	Nov / 07	Grains and cotton	37.182	27.414
Nova Buriti Farm	Januária/MG	Dec / 07	Florest	24.247	19.004
Preferência Farm	Barreiras/BA	Sep / 08	Grains and Pasture	17.799	14.237
ParceriaI Farm	Jaborandi/BA	Sep / 11[1]	Grains	7.699	5.725
Total				160.815	119.817

1- The Company has an option to acquire the “Parceria I Farm” at a pre-established price.

     Market value of the portfolio

Every year, BrasilAgro updates the market value of its farms. On June 30, 2013, the market value of our portfolio, including period sales, was R$1.1 billion, 23% more than at the end of June 2012. The table below shows the evolution of the market value of our properties:

Farm	Period Sales	Delloite	Period Sales	Delloite	Period Sales	BrasilAgro	Period Sales	BrasilAgro	Period Sales	BrasilAgro
		06/30/2008		12/31/2010		06/30/2011		06/30/2012		06/30/2013
Cremaq	0.0	111.8	0.0	181.1	0.0	181.9	0.0	222.3	37.4	231.6
Jatobá	0.0	153.7	0.0	155.0	0.0	153.4	0.0	179.8	0.0	227.7
Chaparral	0.0	115.6	0.0	143.1	0.0	150.3	0.0	173.7	0.0	196.5
Preferência	0.0	N.A.	0.0	24.6	0.0	32.3	0.0	36.8	0.0	39.6
Alto Taquari	0.0	66.6	0.0	63.4	0.0	58.6	0.0	62.3	0.0	107.3
Araucária	0.0	128.2	0.0	128.2	0.0	106.2	0.0	111.6	10.3	168.3
Nova Buriti	0.0	20.0	0.0	21.9	0.0	24.0	0.0	26.5	0.0	28.7
Engenho	21.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
São Pedro	0.0	31.8	0.0	23.7	0.0	25.0	26.1	0.0	0.0	0.0
Horizontina	0.0	0.0	0.0	49.0	0.0	54.1	0.0	72.7	75.0	0.0
Total	21.7	627.7	0.0	789.7	0.0	785.8	26.1	885.7	122.7	999.7

On June 30, 2008 and December 31, 2010, the market value of our farms was independently appraised by Deloitte Touche Tohmatsu. On June 30, 2011, 2012 and 2013 the appraisal was conducted internally by the Company.

In order to estimate the market value of our farms, we considered for each property: (i) the level of development; (ii) soil quality and maturity; and (iii) agricultural aptitude and potential.

1Q14 Release	3

     Development of Areas

On June 30, 2013, 19% of our properties were developed and 36% were under development. The chart below shows the level of development by farm on June 30, 2013.

The Company continues in the process of obtaining the necessary permits to start operations in Nova Buriti Farm.

Continuing the development process of our farms, we intend to develop more 12,000 hectares in the 2013/2014 harvest year.

     *estimated as of 11/07/2013.

In addition, continuing the process of developing and maturing our portfolio, we are in the process of obtaining environmental licenses to open another 17,000 hectares.

1Q14 Release	4

Operating Performance

Up to the publication of this release, our estimated planted area for the 2013/2014 harvest year is
66,123 hectares, composed of soybean, corn, sugarcane, and pasture.

The table below gives a breakdown of planted area by farm:

Planted Area	Sugarcane	Soybean	Corn	Pasture	Corn - 2nd crop	Total
Cremaq Farm		14.531	1.954		2.963	19.448
Jatobá Farm		12.941	2.901			15.842
Alto Taquari Farm	3.408					3.408
Araucária Farm	6.076					6.076
Chaparral Farm		8.221	2.038			10.259
Preferência Farm		1.597		4.352		5.949
Partnership I Farm		3.354	1.787			5.141
Total 1Q14	9.484	40.644	8.680	4.352	2.963	66.123

     Grains

We intend to plant a total of 40,644 hectares of soybean, 8,680 hectares of corn and 2,963 hectares of second-crop corn. Up to the publication of this release, we had completed the planting of 25% of the soybean area in the Cremaq, Jatobá, Chaparral, Preferência and Parceria I farms.

     Sugarcane

The Alto Taquari and Araucária farms are entirely planted with sugarcane and are currently in the harvest phase. We delivered 396,000 tons to ETH in 1Q14. These properties are part of the agreement to supply sugarcane to ETH Bionergia for two complete sugarcane crop cycles (i.e. six harvest years with five harvests).

     Pasture

The Preferência farm has 4,352 hectares of pasture and we are planting 1,597 hectares of soybean, beginning the second transformation phase of this area.

The transformation of these areas into pasture allows the organic material increment to the production system, ensuring the transition to grain production.

1Q14 Release	5

Financial Performance

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA (R$ thousand)	1Q14	1Q13	Change
Gross profit	2.731	11.844	-77%
Selling expenses	(1.966)	(1.994)	-1%
General and administrative	(6.631)	(6.672)	-1%
Other operating revenues/expenses	(445)	43	n.a.
Depreciations	7.180	6.722	7%
EBITDA	870	9.943	-91%

Adjusted EBITDA (R$ thousand)	1Q14	1Q13	Change
Gross profit	2.731	11.844	-77%
Elimination of gains on biological assets (grains and sugarcane planted)	2.555	(1.575)	n.a.
Selling expenses	(1.966)	(1.994)	-1%
General and administrative	(6.631)	(6.672)	-1%
Other operating revenues/expenses	(445)	43	n.a.
Hedge results	(669)	(20)	3245%
Adjusted Depreciations(1)	3.243	5.589	-42%
Adjusted EBITDA	(1.181)	7.215	n.a.

1- Adjusted Depreciation includes depreciation of harvested grains and sugarcane and the Nova Buriti and Preferência farms, as well as administrative depreciation.

EBITDA was calculated as gross profit adjusted by general, administrative, and selling expenses, other operating revenue and depreciation expenses. Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains) and adjusting for the harvest’s derivative results and depreciation expenses, including depreciation of fixed assets of the farms and administrative installations, developed areas and permanent crops.

1Q14 Release	6

Income Statement

Revenues (R$ thousand)	1Q14	1Q13	Change
Revenues from Grains	14.948	20.146	-26%
Revenues from Sugarcane	25.632	20.701	24%
Leasing Revenues	222	215	3%
Revenues from Farm Sale	-	-	n.a.
Other revenues	246	61	303%
Deductions from Gross Revenue	(1.804)	(2.119)	-15%
Net Revenue from Sales	39.244	39.004	1%
Gain/loss on biological assets	1.190	9.802	-88%
Gain/loss on agricultural products	(15)	590	n.a.
Net Revenue	40.419	49.396	-18%
Cost of Products Sales	(37.688)	(37.552)	0%
Cost of Farm Sales	-	-	n.a.
Gross Profit	2.731	11.844	-77%

     Net Revenue from Sales

Revenue (R$ thousand)	1Q14	1Q13	Change
Total	39.244	39.004	1%
Soybean	10.233	8.373	22%
Corn	4.089	9.597	-57%
Cotton	(28)	359	n.a.
Others	163	396	-59%
Sugarcane	24.884	20.170	23%
Leasing	(96)	108	n.a.

Tons	1Q14	1Q13	Change
	418.690	394.803	6%
Soybean	10.519	8.814	19%
Corn	11.668	28.801	-59%
Cotton	63	164	-61%
Others	130	1.407	-91%
Sugarcane	396.309	355.616	11%

In 1Q14, net revenue from sales totaled R$39.2 million, an increase of 1% from the same quarter in the previous fiscal year.

Grain revenue (soybean and corn) fell 20% year-on-year, from R$17.9 million, from the sale of 38,000 tons of grains, to R$14.3 million, from the sale of 22,000 tons. This reduction results from the lower production of soybean and corn, due to the strong draught in the Northeast farms, particularly in the state of Bahia.

1Q14 Release	7

Sugarcane net revenue in 1Q14 increased by 23% in the same period, rising from R$20.2 million, from the sale of 356,000 tons of grains, to R$24.8 million, from the sale of 396,000 tons of sugarcane sales to ETH.

     Biological Asset

Biological Assets and Agricultural Products (R$ thousand)	Soybean	Corn	Cotton	Others	Sugarcana	Gain / Loss 09/30/2013
Production fair value	-	-	-	-	-	-
Production cost	461	80	-	-	3.205	3.746
Gain and loss on agricultural products	461	80	-	-	3.205	3.746
Gain and loss on biological assets	-	(525)	-	-	(2.030)	(2.555)
Change on biological assets fair value	461	(445)	-	-	1.175	1.191

The biological assets of the Company and its subsidiaries essentially correspond to the sugarcane and second corn crops and are measured at fair value.

Gains or losses in the variation of the fair value of biological assets are determined by the difference between their fair value and their book value. Book value includes investments and costs effectively incurred until the moment of appraisal.

In the quarter ended September 30, 2013, the Company recorded a gain of R$1.2 million from biological assets and agricultural products, comprising a gain of R$1.2 million from sugarcane and a gain of R$16,000 from others products. As we had not started planting grains on September 30, a balance of fair value of production was not available.

     Inventories

Gain/loss on agricultural products (R$ thousand)	Soybean	Corn	Cotton	Others	Sugarcana	Gain / Loss 06/30/2013
Total	-	(15)	-	-	-	(15)

Inventories of agricultural products are measured at their fair value at harvest, considering the average harvest price in line with the prevailing accounting standard. A provision to adjust inventories at the net realized value of agricultural products is constituted when the fair value of the inventory is higher than the realized value. The realization value is the sales price estimated during the normal course of business less estimated selling expenses. The adjustment at realizable value is booked in the period income statement under “Impairment of agricultural products after harvest”.

On September 30, 2013, the amount recognized under impairment of agricultural products was R$15,000.

1Q14 Release	8

     Cost of Goods Sold

R$ thousand	1Q14	1Q13	Change
	(37,078)	(35,573)	4%
Soybean	(11,232)	(8,716)	29%
Corn	(3,392)	(9,101)	-63%
Cotton	(284)	(190)	50%
Others	(130)	(734)	-82%
Sugarcane	(21,458)	(16,833)	27%
Leasing	(581)	-	n.a.

R$ thousand	1Q14	1Q13	Change
	(610)	(1,978)	-69%
Soybean	2,367	184	1186%
Corn	(939)	450	n.a.
Cotton	171	-	n.a.
Others	-	-	n.a.
Sugarcane	(2,209)	(2,612)	-15%
Leasing	-	-	n.a.

R$ thousand	1Q14	1Q13	Change
	(37,688)	(37,552)	0%
Soybean	(8,865)	(8,532)	4%
Corn	(4,331)	(8,651)	-50%
Cotton	(113)	(190)	-41%
Others	(130)	(734)	-82%
Sugarcane	(23,667)	(19,445)	22%
Leasing	(581)	-	n.a.

In 1Q14, the cost of goods sold (COGS) came to R$37.7 million. Due to the fair value adjustments of agricultural products, changes in unit costs between exercises are directly linked to the market prices of commodities at the time of harvest.

     Selling Expenses

(R$ thousand)	1Q14	1Q13	Change
Selling expenses	(1.966)	(1.994)	-1%
Freight	(245)	(36)	573%
Storage	(267)	(1.437)	-81%
Sales Commission	52	(29)	n.a.
Others	(1.506)	(492)	206%

1Q14 Release	9

In the fiscal year ended September 30, 2013, selling expenses totaled R$1.9 million, 1% lower than in the previous fiscal year, chiefly due to the 81% reduction in storage expenses, which declined from R$1.4 million in 1Q13 to R$267,000 in 1Q14. This decrease is a result of costs with cotton storage and processing, which did not occur this quarter.

     General and Administrative Expenses

R$ thousand	1Q14	1Q13	Change
General and administrative	(6,631)	(6,672)	-1%
Depreciations and amortizations	(375)	(304)	23%
Personnel	(4,470)	(3,538)	26%
Services	(860)	(1,281)	-33%
Others sales	(926)	(1,549)	-40%

In 1Q14, general and administrative expenses fell by 1%, from R$6.7 million, in 1Q13, to R$6.6 million in 1Q14.

The upturn in personnel expenses was due to the higher payroll following the 8% annual pay rise and the booking of R$310,000 in share-based payments as part of the executive stock option plan.

The reduction in services and other expenses is mainly due to the increase in legal and auditor fees for the follow-up of the Level 2 ADRs program and other project-related expenses in the first half of the previous year.

     Financial Result

R$ thousand	1Q14	1Q13	Change
Interest	(3,863)	(2,143)	80%
Monetary Adjustment	(4,271)	(413)	934%
Foreign Exchange	3,474	(18)	n.a.
Gain (loss)	(312)	2,154	n.a.
Hedge results	4,465	(9,181)	n.a.
Other income / expense	3,175	1,611	97%
Total	2,668	(7,990)	n.a.

The consolidated financial result is composed of the following items: (i) returns on the investment of cash equivalents with the FIM Guardiam fund and Banco Itaú; (ii) monetary variation on the amount payable from the acquisition of the Jatobá, Alto Taquari and Nova Buriti farms; (iii) exchange variation on offshore account; (iv) income from hedge operations; (v) bank fees and expenses; and (vi) interest on financing.

1Q14 Release	10

The increase in interest payable refers to the correction made to accounts receivable from the sale of Cremaq, Araucária and São Pedro farms. The nominal value was adjusted by the future price of soybean, which decreased in the period.

Monetary variations refer to the amount payable for the acquisition of the Alto Taquari farm, which is adjusted by the CDI interbank deposit rate and the Nova Buriti farm, which is adjusted by IGPM.

Foreign exchange variations refer to margin deposits as collateral for derivative transactions in offshore brokers.

     Derivative Operations

Our risk policy primarily aims to hedge the company’s cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. We therefore monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the company, usually expressed in U.S. dollars; exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, that can significantly impact costs.

The points considered when deciding on the price and margin hedging strategy and tools are listed below:

• Estimated gross margin based on the current price scenario.

• Standard deviation from the estimated gross margin for different pricing strategy scenarios.

• Analysis of the estimated gross margin in stress scenarios for different hedge strategies.

• Comparison between current estimates and the company’s budget.

• Comparison of the estimated gross margin and the historical average.

• Market expectations and trends.

• Tax aspects.

In line with our policy, the Company began building hedge positions for the 2013/14 harvest year in the first half of 2013. These positions essentially involve the physical purchase of fertilizer and the sale of soybean and dollar futures.

Hedge position on October 31, 2013.

Crop	Soybean		FX
	% hedge¹	Price (USD/bu.)	% hedge²	BRL/USD
13/14	51,00%	12,89	42,04%	2,37

1- Percentage of volume in tons of soybeans locked in

2- Percentage of expected revenue in USD.

1Q14 Release	11

Balance Sheet

     Properties for Investment

The fundamental pillars of the Company’s business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently holding the assets and carrying out profitable agricultural activities on them. Once we acquire our rural properties, we begin to implement high-value-added crops and to transform these rural properties by investing in infrastructure and technology, while also entering into lease agreements with third parties. In line with our strategy, when we deem a rural property has reached its optimal value, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under “Non-Current Assets”.

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, minus the depreciation accrued according to the same criteria detailed for fixed assets.

Farm	Acquisition value	Investments	Properties for Investment - Total
Cremaq	35.865	30.798	66.663
Jatobá	33.067	28.475	61.542
Alto Taquari (1)	33.226	68	33.294
Araucária (1)	66.801	1.281	68.082
Chaparral	47.930	13.172	61.102
Nova Buriti	21.649	366	22.015
Preferência	9.585	15.235	24.820
Parceria I	-	790	790
Horizontina (2)	-	799	799
In June 30, 2013	248.123	90.984	339.107

1- Excludes sugarcane investments.

2- Horizontina farm was sold in October, 2012.

1Q14 Release	12

The write-offs in the quarter ended September 30, 2013, were due to buildings, the clearing of areas and construction in progress.

Farm	Acquisition value	Buildings and improvements	Opening area	Construction in progress	Properties for Investment - Total
Initial Balance	248.123	21.388	68.314	1.282	339.107
In June 30, 2013
Acquisitions	7	101	4.394	401	4.903
Reductions	-	-	-	-	-
(-) Depreciation/ Amortization	-	721	(2.957)	-	(2.236)
In September 30, 2013	248.130	22.210	69.751	1.683	341.774

     CAPEX – Opening Areas

The table below gives a breakdown of investments in our properties:

CAPEX (R$ thousand)	1Q14	1Q13	Change
Maintenance	1.416	2.216	-36%
Opening	2.978	3.480	-14%
Total	4.394	5.696	-23%

The 23% reduction in opening investments in the period was due to the reduction in developed area during the quarter.

     Depreciation – Opening Areas

The table below shows area clearing depreciation:

Depreciation (R$ thousand)	1Q14	1Q13	Change
Maintenance	(673)	(547)	23%
Opening	(2.284)	(2.386)	-4%
Total	(3.021)	(2.824)	7%

1Q14 Release	13

     Indebtedness

The table below shows BrasilAgro’s short and long-term loans and financing on September 30, 2013 and June 30, 2013.

Loans and Financing (R$ thousand)	Expiration	Annual Interest Tax - %	09/30/2013	06/30/2013	Change
Short term
Financiamento de Custeio Agrícola - BNB e Itaú	dec/13	5.5 and 8.75	32.396	31.403	3%
Financiamento Projeto Cremaq e Jaborandi - BNB	oct/13	5.5 to 7.23	7.893	7.845	1%
Financiamento de Máquinas e Equipamentos - FINAME	feb/14	4.7 to 8.7	2.128	2.164	-2%
Financiamento de cana-de-açúcar - Itaú	may/14	TJLP + 1.95 to 3.10	3.049	3.517
			45.466	44.929	1%

Long term
Financiamento de Cana de açúcar - Itaú	may/16	TJLP + 1.95 to 3.10	2.794	4.287	-35%
Financiamento de Máquinas e Equipamentos - FINAME	feb/16	4.50 to 8.7	2.455	2.769	-11%
Financiamento Projeto Cremaq e Jaborandi - BNB	oct/21	5.5 to 7.23	46.062	49.868	-8%
			51.311	56.924	-10%
Total			96.777	101.853	-5%

The bulk of the Company’s debt comprises loans and financing from development banks and/or government development agencies, through direct and indirect lending, at interest rates that are cheaper than the market rates. In 1Q14, government development agencies disbursed financing of R$13.7 million.

The balance of loans and financing came to R$96.7 million and R$101.8 million on September 30, 2013 and June 30, 2013, respectively.

In addition, the balance of accounts payable on acquisitions on September 30, 2013 was R$44.5 million, 2% up on June 30, 2012, due to the restatement of the installments, which are adjusted by the IGPM inflation index, the CDI interbank rate and the U.S. dollar.

Acquisitions payable (R$ thousand)	09/30/2013	06/30/2013	Change
Jatobá Farm	2.178	2.163	1%
Alto Taquari Farm	24.330	23.841	2%
Nova Buriti Farm	17.987	17.646	2%
Total	44.495	43.650	2%

1Q14 Release	14

Corporate Governance

     Payment of Dividends

On October 29, the Company’s Shareholders’ Meeting approved the payment of dividends totaling R$5.9 million or R$0.10 per share, which corresponds to 75% of the available funds, higher than the minimum mandatory percentage of 25%. The remaining balance was allocated to the share buyback program approved by the Board of Directors in September.

     Board of Directors and Fiscal Council

On October 29, the Company’s Shareholders’ Meeting approved the reelection of Eduardo S. Elsztain, Alejandro G. Elsztain, Saúl Zang, Gabriel Pablo Blasi, João de Almeida Sampaio Filho, Isaac Selim Sutton, Robert Charles Gibbins and the election of David Alberto Perednik and Fabio Schuler Medeiros as sitting members of the Board of Directors. The Board of Directors is now composed of nine members, four of which independent.

The Shareholders’ Meeting also elected Aloísio Kok, Fabiano Nunes Ferrari and Eduardo Tunchel as sitting members of the Fiscal Council, with Aloísio Kok being elected by the minority shareholders.

Capital Markets

     Share Performance

On November 7, 2013, BrasilAgro’s shares (AGRO3) were quoted at R$9.99, giving a market cap of R$583.6 million, while its ADRs (LND) were quoted at US$4.44.

AGRO3 appreciated by 40% since June 2012, in the same period Ibovespa’s remained flat.

1Q14 Release	15

Definitions

1Q13 – quarter ended September 30, 2012.

Harvest 2012/2013 – fiscal year begun on July 1, 2012 and ended June 30, 2013.

1Q14 – quarter ended September 30, 2013

Harvest 2013/2014 – fiscal year begun on July 1, 2013 and ended June 30, 2014.

Disclaimer

The statements contained in this document related to the prospects for BrasilAgro’s businesses, projected operating and financial income and growth are merely projections, and as such are based exclusively on management’s expectations. These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

1Q14 Release	16

Income Statement (R$ ‘000)

	1Q14	1Q13	Change
Revenues from Grains	14,948	20,146	-26%
Revenues from Sugarcane	25,632	20,701	24%
Leasing Revenues	(760)	215	n.a.
Revenues from Farm Sale	-	-	n.a.
Other revenues	246	61	303%
Deductions from Gross Revenue	(1,804)	(2,119)	-15%
Net Revenue from Sales	38,262	39,004	-2%
Gain/loss on biological assets	1,190	9,802	-88%
Gain/loss on agricultural products	(15)	590	n.a.
Net Revenue	39,437	49,396	-20%
Cost of Products Sales	(37,688)	(37,552)	0%
Cost of Farm Sales	-	-	n.a.
Gross Profit	1,749	11,844	-85%

Selling expenses	(984)	(1,994)	-51%
General and administrative	(6,631)	(6,672)	-1%
Depreciations and amortizations	(375)	(304)	23%
Personnel	(4,470)	(3,538)	26%
Services	(860)	(1,281)	-33%
Leases and Rents	-	-	n.a.
Others sales	(926)	(1,549)	-40%

Other operating revenues/expenses	(445)	43	n.a.

Financial result			n.a.
Financial income	14,162	4,270	232%
Interest on Financial Investments	3,346	1,767	89%
Interest on assets	350	349	0%
Monetary variations	-	-	n.a.
Foreign exchange variations on liabilities	3,963	-	n.a.
Gain (loss) on receivables of farms and machines sales	2,038	2,154	-5%
Realized results with derivatives	1,393	-	n.a.
Unrealized results with derivatives	3,072	-	n.a.
Financial expenses	(11,494)	(12,260)	-6%
Bank charges	(171)	(156)	10%
Interest on liabilities	(4,213)	(2,492)	69%
Monetary variations	(4,271)	(413)	934%
Foreign exchange variations on liabilities	(489)	(18)	2617%
Gain (loss) on receivables of farms and machines sales	(2,350)	-	n.a.
Realized results with derivatives	-	(279)	-100%
Unrealized results with derivatives	-	(8,902)	-100%

Equity result	(3,642)	(4,769)	-24%

Income tax and social contribution	574	2,089	-73%

Net income (loss) for the year	(3,068)	(2,680)	14%

Outstanding shares at the end of the period	58,422,400	58,422,400

Net income (loss) basic and diluted per share - R$	(0.05)	(0.05)

1Q14 Release	17

Balance Sheet (R$ ‘000)

Assets	09/30/2013	06/30/2013	Change
Current assets
Cash and Cash equivalents	111,007	75,694	46.7%
Markable securities	11,025	9,244	19%
Trade accounts receivable	42,379	131,102	-67.7%
Inventories	60,197	28,805	109.0%
Biologial assets	9,032	1,201	652.0%
Fiscal and tax credits	8,211	7,655	7.3%
Transactions with derivatives	24,808	17,081	45%
Transactions with related parties	588	347	69%
Other assets	3,693	430	759%
	270,940	271,559	0%
No current assets
Biological assets	27,508	36,656	-25.0%
Markable securities	16,911	17,988	-6%
Fiscal and tax credits	27,325	25,736	6%
Diferred taxes	25,607	25,216	2%
Associated and subsidiary	-	1,714	-100%
Trade accounts receivable	29,512	33,729	-12.5%
Properties for investment	341,775	339,108	0.8%
Other assets	2,377	1,633	46%
	471,015	481,780	-2%

Investments	70	70	0%
Property, plant and euipment	14,808	14,851	-0.3%
Intagible assets	2,382	2,570	-7%
	488,275	499,271	-2%

Total assets	759,215	770,830	-2%

1Q14 Release	18

Liabilities and Stockholders' Equity	09/30/2013	06/30/2013	Change
Current liabilitie
Suppliers	8,011	7,777	3%
Loans and financing	45,466	44,929	1%
Labor obligations	6,490	8,752	-26%
Taxes payable	1,853	2,306	-20%
Dividends proposed	1,963	1,963	0%
Transactions	2,613	2,860	-9%
Acquisitions payable	44,495	43,650	2%
Transactions with related parties	186	183	2%
Advance from customers	2,698	2,124	27%
	113,775	114,544	-1%
No current liabilities
Loans and financing	51,311	56,924	-10%
Taxes payable	5,812	5,812	0%
Transactions with derivatives	-	1,140	-100%
Provisions for legal claims	4,480	4,802	-7%
Other Obligations	551	623	-12%
	62,154	69,301	-10%
Stockholders' equity capital and reserves attributed to the parent company stockholders'
Capital	584,224	584,224	0%
Capital reserves	3,695	3,385	9%
	(940)	-
Profit reserves	-	2,374	-100%
	3,922	3,922
Others reserves	(6,920)	(6,920)	0%
Accumulated losses	(695)	-	n.a.

Total stockholders' equity	583,286	586,985	-1%
Total liabilities and stockholders' equity	759,215	770,830	-2%

1Q14 Release	19

Cash Flow (R$ ‘000)

Cash Flow	1Q14	1Q13	Change

Cash flow from operational activities
Net Income	(3.069)	(2.680)	15%
Adjustments to reconcile net income
Depreciation and amortization	7.180	6.722	6,81%
Granting of stock options	311	210	48,10%
Residual value of fixed assets	32	208	-84,62%
Equity Pickup	-	83	-100,00%
Patrimonial Equivalence	-	-	n.a.
Gain (loss) on derivatives	(3.072)	(8.902)	-65,49%
Exchange rate, monetary and financial charges	3.251	2.574	26,30%
Adjustment to present value of accounts receivable for the sale of farms and machines	(312)	(2.154)	-85,52%
Income and social contribution taxes	(391)	(3.190)	-87,74%
Fair value of biological assets and agricultural products and depletion of harvest	(1.190)	(9.802)	-87,86%
Reversal of impairment of agricultural products after harvest	15	(589)	n.a.
Allowance for doubtful accounts	519	422	22,99%
Provisions for lawsuits	(322)	(484)	-33,47%
	2.952	(17.582)	n.a.
Change in operating working capital
Clients	86.387	32.612	164,89%
Inventories	(32.467)	1.201	n.a.
Biological Assets	(743)	(5.939)	-87,49%
Recoverable Taxes	(2.138)	(876)	144,06%
Derivative Transactions	(5.510)	(8.047)	-31,53%
Antecipated expense	-	-	n.a.
Other credits	(4.244)	(431)	884,69%
Suppliers	711	(1.009)	n.a.
Related parties	-	-	n.a.
Payable Taxes	(453)	298	n.a.
Labor obligations	(2.262)	(3.439)	-34,23%
Clients advance	573	1.359	-57,84%
Other obligations	(73)	603	n.a.
Net Cash generated by (used in) operating activities	42.733	(1.250)	n.a.

Cash flow from investments activities
Additions to immobilized and intangible	(435)	(845)	-48,52%
Additions to property for investments	(4.903)	(7.109)	-31,03%
Application for rescue of securities	(6.065)	(424)	1330,42%
Rescue of securities	5.361	-	n.a.
Received dividends	-	-	n.a.
	-	-	n.a.
Amount received from the sale of farm	6.346	1.000	534,60%
Net cash (invested in) operating activities	304	(7.378)	n.a.
Cash flow of financing activities
Advance for future capital increase	-	-	n.a.
Loans and financing	13.351	-	n.a.
Interest from Loans and Financing	(1.201)	(1.404)	-14,46%
Payment of loans and financing	(18.934)	(3.608)	424,78%
Treasury shares	(940)	-	n.a.
Generated (provided) net cash by financing activities	(7.724)	(5.012)	54,11%
Increase (decrease) in cash and cash equivalents	35.313	(13.640)	n.a.
Cash and cash equivalents at the beginning of the year	75.694	67.464	12,20%
Cash and cash equivalents at the end of the year	111.007	53.824	106,24%
	35.313	(13.640)	n.a.

1Q14 Release	20

Pesos e medidas usados na agricultura
1 tonelada	1.000 kg
1 kg	2,20462 libras
1 libra	0,45359 kg
1 acre	0,40469 hectares
1 acre	0,1840 alqueire
1 hectare (ha)	2,47105 acres
1 hectare (ha)	10.000 m²
1 alqueire	5,4363 acres
Soja
1 bushel de soja	60 libras	27,2155 kg
1 saca de soja	60 kg	2,20462 bushels
1 bushel/acre	67,25 kg/ha
1,00 US$/bushel	2,3621 US$/saca
Milho
1 bushel de milho	56 libras	25,4012 kg
1 saca de milho	60 kg	2,36210 bushels
1 bushel/acre	62,77 kg/ha
1,00 US$/bushel	2,3621 US$/saca
Algodão
1 fardo	480 libras	217,72 kg
1 arroba	14,68 kg
Cana-de-açucar
ATR - Açucar Total Recuperável

1Q14 Release	21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November [8], 2013.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: November [8], 2013.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer